Exhibit 16.1

June 21, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Pacific Capital Bancorp (copy attached), which we understand will be filed with the United States Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of Pacific Capital Bancorp’s Form 8-K report dated June 15, 2005. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding the following: (i) the current status of material weaknesses disclosed in the Item 4.01 8-K or any remedial actions taken by Pacific Capital Bancorp with respect thereto and (ii) the proposal process used by the Audit Committee to select another independent registered public accounting firm.

Very truly yours,

PricewaterhouseCoopers LLP